Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

APPLE REIT SIX, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 7 DATED OCTOBER 28, 2004

SUPPLEMENT NO. 8 DATED NOVEMBER 12, 2004

SUPPLEMENT NO. 9 DATED MARCH 31, 2005

SUPPLEMENT NO. 10 DATED MAY 18, 2005

SUPPLEMENT NO. 11 DATED JUNE 13, 2005

SUPPLEMENT NO. 12 DATED JULY 19, 2005

SUPPLEMENT NO. 13 DATED AUGUST 16, 2005

Supplements No. 7, 8, 9, 10, 11, 12 and 13 to be used with

PROSPECTUS DATED APRIL 23, 2004

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 7 (cumulative, replacing all prior sticker supplements) dated October 28, 2004 reports on our purchase of eleven hotels, which are located in seven states and which contain a total of 1,504 rooms, for an aggregate gross purchase price of $182,140,000.

Supplement No. 8 dated November 12, 2004 provides management’s discussion and analysis of financial condition and results of operations for the period ended September 30, 2004 and provides certain unaudited financial statements relating to that period.

Supplement No. 9 dated March 31, 2005 reports on our purchase of four hotels, which are located in three states and which contain a total of 406 rooms, for an aggregate gross purchase price of $39,850,000. Also provided are management’s discussion and analysis of financial condition and results of operations for the period ended December 31, 2004 and audited financial statements relating to that period.

Supplement No. 10 dated May 18, 2005 reports on our purchase agreement for five hotels under construction and also on our purchase of three hotels, which contain a total of 391 rooms, for an aggregate gross purchase price of $54,400,000. Also provided are management’s discussion and analysis of financial condition and results of operations for the period ended March 31, 2005 and unaudited financial statements relating to that period.

Supplement No. 11 dated June 13, 2005 reports on our purchase of two hotels, which contain a total of 258 rooms, for an aggregate gross purchase price of $17,200,000. Also provided are audited financial statements relating to our hotel in Boulder, Colorado.

Supplement No. 12 dated July 19, 2005 reports on our purchase of 11 hotels, which contain a total of 1,100 rooms, for an aggregate gross purchase price of $94,112,325. Also provided are updated descriptions of our purchase contracts and our unit redemption program.

Supplement No. 13 dated August 16, 2005 reports on our purchase of four hotels, which contain a total of 363 rooms, for an aggregate gross purchase price of $38,364,970. Also provided are management’s discussion and analysis of financial condition and results of operations for the period ended June 30, 2005 and unaudited financial statements relating to that period.

As of April 29, 2004, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of July 25, 2005, we had closed on the sale of 57,279,144 additional units at $11 per unit and from such sale we raised gross proceeds of $630,070,587 and proceeds net of selling commissions and marketing expenses of $567,063,539. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $680,070,587 and proceeds net of selling commissions and marketing expenses of $612,063,539.

In connection with our hotel purchases, we paid a total of $8,521,346, representing 2% of the aggregate gross purchase price, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.